Exhibit 99.1

AFFIMED N.V.

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss (in € thousand)

	For the three months ended March 31
	Note	2015	2016

Revenue	3	2,538	1,936

Other income – net	4	229	86
Research and development expenses	8	(2,921)	(7,068)
General and administrative expenses	8	(1,848)	(2,093)

Operating loss		(2,002)	(7,139)

Finance income / (costs) - net	5	518	(1,322)

Loss before tax		(1,484)	(8,461)

Income taxes		0	(1)

Loss for the period		(1,484)	(8,462)

Total comprehensive loss		(1,484)	(8,462)

Loss per share in € per share		(0.06)	(0.25)
(undiluted = diluted)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Condensed consolidated statement of financial position (in € thousand)

	Note	December 31, 2015	March 31, 2016
			(unaudited)

ASSETS
Non-current assets

Intangible assets		72	73
Leasehold improvements and equipment		915	932
		987	1,005

Current assets

Inventories		228	242
Trade and other receivables		915	1,923
Other assets	6	452	682
Financial assets	7	0	17,567
Cash and cash equivalents		76,740	49,181
		78,335	69,595

TOTAL ASSETS		79,322	70,600

EQUITY AND LIABILITIES
Equity

Issued capital		333	333
Capital reserves		187,169	188,116
Accumulated deficit		(120,228)	(128,690)
Total equity		67,274	59,759

Non current liabilities

Borrowings	9	3,104	2,509
Total non-current liabilities		3,104	2,509

Current liabilities

Trade and other payables		4,444	4,711
Borrowings	9	1,472	1,920
Deferred revenue	3	3,028	1,701
Total current liabilities		8,944	8,332

TOTAL EQUITY AND LIABILITIES		79,322	70,600

Affimed N.V.

 Unaudited condensed consolidated statement of cash flows
(in € thousand)

	For the three months ended March 31
	Note	2015	2016
Cash flow from operating activities
Loss for the period		(1,484)	(8,462)
Adjustments for the period:
- Income taxes		0	1
- Depreciation and amortization		84	105
- Share based payments	8	342	947
- Finance income / costs – net	5	(518)	1,322

		(1,576)	(6,087)
Change in trade and other receivables		(118)	(999)
Change in inventories		(2)	(14)
Change in other assets		0	(230)
Change in trade and other payables		(2,090)	(1,060)

Cash used in operating activities		(3,786)	(8,390)
Interest received		2	0
Paid interest		(140)	(125)

Net cash used in operating activities		(3,924)	(8,515)

Cash flow from investing activities
Purchase of intangible assets		(5)	(10)
Purchase of leasehold improvements and equipment		(32)	(113)
Cash paid for investments in current financial assets	7	0	(18,128)

Net cash used for investing activities		(37)	(18,251)

Cash flow from financing activities		0	0

Net changes to cash and cash equivalents		(3,961)	(26,766)
Cash and cash equivalents at the beginning of the period		39,725	76,740
Exchange-rate related changes of cash and cash equivalents		1,269	(793)
Cash and cash equivalents at the end of the period		37,033	49,181

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity (in € thousand)

	Note	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2015		240	131,544	(99,989)	31,795

Equity-settled share based payment awards			342		342
Loss for the period				(1,484)	(1,484)

Balance as of March 31, 2015		240	131,886	(101,473)	30,653

Balance as of January 1, 2016		333	187,169	(120,228)	67,274

Equity-settled share based payment awards	8		947		947
Loss for the period				(8,462)	(8,462)

Balance as of March 31, 2016		333	188,116	(128,690)	59,759

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. (in the following Affimed or Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The condensed consolidated financial statements of Affimed as of and for the period ended March 31, 2016 comprise the Company and its wholly owned and controlled subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three months ended March 31, 2016 and 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Affimed N.V.’s annual consolidated financial statements as at 31 December 2015.

The interim financial statements were authorized for issuance by the management board on May 18, 2016.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Functional and presentation currency

These interim financial statements are presented in euro, which is the Company’s functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2015 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2016, and have been applied in preparing these financial statements.

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods
of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in
Joint Operations	January 1, 2016

1 Shall apply for periods beginning on or after the effective date.

None of these amendments to standards and new or amended interpretations had an effect on the interim consolidated financial statements of the Group.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2016, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]

IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IAS 7 Disclosure Initiative	January 1, 2017
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018

1 Shall apply for periods beginning on or after the effective date.

The Company has not yet determined if any of these amendments to standards and new or amended interpretations have an effect on its financial statements.

3.	Revenue

Collaboration agreement Amphivena

Affimed is party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena) to develop a product candidate for hematologic malignancies. The collaboration consists of a series of linked transactions which in substance form a research and development collaboration. Amphivena is a structured entity with one project and uses the funding it receives from investors (which include Affimed) and Janssen Biotech Inc., Horsham, USA (in the following Janssen) to pay Affimed for its research and development services. Once approval of an investigational new drug application (IND) for the product candidate is obtained, Janssen has an option to acquire Amphivena on predetermined terms.

The relevant linked agreements consist of:

•	a license and development agreement between Affimed and Amphivena,

•	a stock purchase agreement between Amphivena, its investors (which include Affimed) for purposes of financing Amphivena, and

•	a warrant agreement between Amphivena and Janssen for purposes of financing Amphivena and providing Janssen the option to acquire the results of the research and development activities through an acquisition of Amphivena following IND approval.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed grants a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work to be performed, Amphivena could be required to pay to Affimed service fees totaling approximately €16 million (net of Affimed’s share in funding Amphivena) payable according to the achievement of milestones and phase progressions as described under the license and development agreement.

Affimed recognized revenue of €8.6 million upon achievement of three milestones consisting of the earned milestone payments of €9.0 million less Affimed’s share in funding Amphivena of €0.4 million. In the first quarter of 2015, the Group recognized revenue of €2.4 million for the achievement of the third milestone (such amount had been previously received in cash in 2014 and deferred until the milestone was achieved).

The Group continues to provide research and development services to Amphivena for nonrefundable advance payments of €7.5 million in the aggregate, payable in three installments (€1.3 million, €4.2 million and €2.0 million). Revenue for these research and development services is recognized, net of Affimed’s share in funding Amphivena of €0.3 million, over the service performance period. The first two installments totaling €5.2 million (€5.5 million, net of Affimed’s share of €0.3 million) were received in 2015. The Company recognized €1.4 million as revenue for these research and development services in the three months ended March 31, 2016. €1.4 million and €2.8 million were deferred as of March 31, 2016 and December 31, 2015, respectively.

Amphivena has obtained funding solely by issuing preferred stock to investors and under the warrant agreement with Janssen. Investors have provided financing in exchange for preferred stock issued by Amphivena under the terms of a stock purchase agreement. Affimed has participated in the financing of Amphivena in the amount of €0.7 million.

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific TandAb. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons to not continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable, upfront technology access or research funding fees and milestone payments. The Group recognized €0.5 million as revenue in the three months ended March 31, 2016 (2015: €0.1 million).

4.	Other income and expenses - net

Other income and expense, net mainly comprises income from government grants for research and development projects of €104 in the first quarter of 2016 (2015: €254).

5.	Finance income and finance costs

	Three months ended March 31, 2015	Three months ended March 31, 2016

Interest Perceptive Loan Agreement	-164	-196
Foreign exchange differences	682	-1,135
Other finance income/finance costs	0	9
Finance income/costs – net	518	-1,322

6.	Other assets

Other assets of €682 comprise deferred expenses and upfront payments related to short-term research projects of €413 (December 31, 2015: €300) and a prepayment of €269 related to probable future equity transactions (December 31, 2015: €152).

7.	Financial assets

Financial assets include certificates of deposit denominated in U.S. dollars ($20 million).

8.	Share-based payments

Under the ESOP 2014, the Company granted 491,095 options in the three months ended March 31, 2016 to certain members of the Management Board, the Supervisory Board and employees. The awards vest in installments over three years, and the final exercise date of the options is 10 years after the grant date of the instruments.

As of March 31, 2016, 1,841,095 ESOP 2014 awards were outstanding (December 31, 2015: 1,350,000), 374,167 awards (December 31, 2015: 259,583) were vested. No awards were either forfeited or exercised in the first quarter of 2016 and 2015. The options outstanding at March 31, 2016 had exercise prices ranging from $3.32 to $13.47 (December 31, 2015: $5.18 to $13.47).

In the three months ended March 31, 2016 and 2015, compensation expense of €947 (2015: € 342) was recognized affecting research and development expenses (€374 and €92) and general and administrative expenses (€573 and €250).

9.	Borrowings

Perceptive loan agreement

In July 2014, the Company entered into a credit facility agreement of $14 million and drew an amount of $5.5 million as of July 31, 2014. Repayment started in April 2016 in monthly installments of $200, with the final balance due in August 2018. Finance costs comprise interest at an annual rate of LIBOR plus a margin of 9%, and an arrangement fee in the amount of 2% of the facility. In addition, the Company issued 106,250 warrants to the lender. The warrants are convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

The loan is collateralized by shares in AbCheck s.r.o., certain bank accounts, receivables and certain intellectual property rights with a total carrying amount of €7,171.

The loan is measured at amortized cost using the effective interest method. Interest costs of €196 and foreign exchange gains of €221 have been recognized in profit or loss of the three months ended March 31, 2016 (€164 and losses of €587 in the three months ended March 31, 2015). According to the repayment schedule €1,920 (December 31, 2015: €1,472) was classified as current liabilities. As of March 31, 2016 the fair value of the liability amounted to €4,887 (December 31, 2015: €4,978).

10.	Related parties

The supervisory directors of Affimed N.V received compensation for their services on the supervisory board of €81 (€66) in the three months ended March 31, 2016 (2015) and remuneration of managing directors amounted to €553 (€358). In addition, the Group recognized share-based payment expenses of €88 (€51) for supervisory directors and €593 (€265) for managing directors in the three months ended March 31, 2016 (2015).

The following table provides the transaction amounts and outstanding balances for consulting or service fees and supervisory board remuneration to supervisory directors.

	Transaction volume		Outstanding balances
	Three months ended March 31, 2015	Three months ended March 31, 2016	December 31, 2015	March 31, 2016
Dr. Ulrich Grau	0	9	13	11
Dr. Ulrich Grau (i-novion)	0	23	0	23
Dr. Thomas Hecht	30	27	19	18
Dr. Richard Stead	9	8	6	5
Berndt Modig	12	12	9	8
Ferdinand Verdonck	15	15	11	10
Dr. Bernhard Ehmer	0	10	0	10